Subject to Completion

Preliminary Pricing Supplement dated June 27, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Dual Range Notes

Linked to the SIFMA Rate/3-Month U.S. Dollar LIBOR

due July     , 2022

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who anticipate that tax-exempt floating interest rates in the municipal debt market will not increase relative to taxable floating interest rates and wish to receive current income in the form of quarterly interest, where the amount of such interest depends on the number of business days on which either (i) the daily weighted average of the weekly SIFMA Municipal Swap Index (the “SIFMA Rate”) is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, each as described in this pricing supplement.

•	100% principal protection on the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•	The settlement date for the Notes is expected to be July , 2007.

Interest:

•	For any quarterly period for which interest shall be payable on the Notes, we will pay such interest on the day of January, April, July and October, beginning in October 2007.

•	During each quarterly interest period beginning on July , 2007, interest on the principal amount of the Notes will accrue at % per annum multiplied by the accrual feature.

•

The accrual feature will equal the quotient of (a) the sum of the number of business days during the applicable quarterly interest period in which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, over (b) the number of business days in that quarter, all as described herein.

Payment on the maturity date:

•	For each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date $1,000 plus any accrued and unpaid interest.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-6 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is July     , 2007.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-10
THE SIFMA INDEX	PS-14
UNITED STATES FEDERAL INCOME TAXATION	PS-16
ERISA CONSIDERATIONS	PS-19
USE OF PROCEEDS AND HEDGING	PS-20
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-20
EXPERTS	PS-20
INDEX OF CERTAIN DEFINED TERMS	PS-21

Medium-Term Notes, Series C Prospectus Supplement
(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,
Depositary Shares and Common Stock Prospectus Supplement
(the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Dual Range Notes Linked to the SIFMA Rate/3-Month U.S. Dollar LIBOR due July , 2022 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in July 2022. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August, the settlement date may occur in July or August and the maturity date may occur in July or August and the months in which Interest Payment Dates (as defined below) occur will also be adjusted. Any references in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest, if any, will accrue on the Notes from and including the original date of issuance of the Notes or from and including the most recent Interest Payment Date (as defined below) for which interest, if any, has been paid or provided for, to but excluding the next succeeding Interest Payment Date or the maturity date, as applicable.

“Interest Payment Dates” for the Notes will be the day of January, April, July and October of each year, commencing in October 2007, and will include the maturity date.

During each quarterly interest period from and including July , 2007, interest will accrue at % per annum multiplied by the Accrual Feature.

The “Accrual Feature” will equal the quotient of (a) the sum of the number of Business Days (as defined herein) during the applicable quarterly interest period in which (i) the SIFMA Rate (as defined below) is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, over (b) the number of Business Days in that quarter. Thus, the interest rate for any particular quarter will be determined as follows:

(	Rate% ×	(	Accrual Business Days (1)))
Business Days

(1)	An “Accrual Business Day” means any Business Day during an applicable quarterly interest period where either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in London or The City of New York are authorized or required by law, regulation or executive order to close.

The “SIFMA Rate” for any given Business Day is the daily weighted average of the weekly SIFMA Index (as defined below) levels as observed over the 13 weeks prior to each Business Day. Such rate is effective on Thursday (unless such day is not a business day in New York or London, in which case such rate is effective on the next succeeding New York and London business day). The SIFMA Index level is the non-weighted average of the weekly rates of various tax-exempt variable-rate demand obligation (“VRDO”) issues included in the SIFMA Index for that week. The “SIFMA Index” is a seven-day high-grade market index comprised of VRDOs from Municipal Market Data’s database of VRDO issues, and its level can be obtained on Bloomberg page MUNIPSA <Index>1. Municipal Market Data is a Thomson Financial Services company, which produces the SIFMA IndexTM.

“3-Month U.S. Dollar LIBOR” is the 3-Month London Inter-Bank Offer Rate on Reuters page LIBOR01 at or around 11:00 a.m., Central European Time, on the relevant Observation Date.

An “Observation Date” is, for any Business Day, the date 13 weeks prior.

For example, if there had been a hypothetical Accrual Feature calculation on May 31, 2007, the SIFMA Rate would have equaled 3.73%, the daily weighted average of the levels of the weekly SIFMA Index from March 1, 2007 to May 31, 2007. 3-Month U.S. Dollar LIBOR would have equaled 5.37%, 3-Month U.S. Dollar LIBOR at 11:00 a.m., Central European Time, on March 1, 2007. Since the SIFMA Rate was 69.46% of 3-Month U.S. Dollar LIBOR and 3-Month U.S. Dollar LIBOR was 5.37%, under this hypothetical scenario, interest would have accrued on May 31, 2007.

Each interest period (other than the initial interest period from and including the original date of issuance of the Notes to but excluding October , 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date.

If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

How have the SIFMA Rate and 3-Month U.S. Dollar LIBOR performed historically?

We have included a graph showing the historical daily ratio between the SIFMA Rate and 3-Month U.S. Dollar LIBOR from January 1992 to May 2007, as well as a graph showing the daily closing value of 3-Month U.S. Dollar LIBOR over the same period, in the section entitled “Description of the Notes—The SIFMA Rate and 3-Month U.S. Dollar LIBOR”. We have provided this historical information to help you evaluate the behavior of the ratio in various economic environments; however, past behavior of the ratio is not necessarily indicative of how the ratio will perform in the future.

What about taxes?

You will generally be required to include payments of interest on a Note as ordinary interest income at the time such payments are accrued or received (in accordance with your regular method of tax accounting). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to

[1]	Bloomberg page MUNIPSA <Index> is titled the “BMA Municipal Swap Index”, the predecessor to the SIFMA Index.

provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of (i) the ratio of the SIFMA Rate to 3-Month U.S. Dollar LIBOR, and the expectations of the number of Business Days on which the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR and (ii) the rate of 3-Month U.S. Dollar LIBOR. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there has been no movement in the SIFMA Rate or 3-Month U.S. Dollar LIBOR and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

The interest payable on the Notes during any quarterly interest period will depend on the number of Business Days on which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%. As a result, the possibility exists that you could receive little or no payment of interest on one or more of the Interest Payment Dates during the term of the Notes. If, over the term of the Notes, (i) the SIFMA Rate is 72% or more of 3-Month U.S. Dollar LIBOR, and (ii) 3-Month U.S. Dollar LIBOR is equal to or greater than 3.35%, your return on the Notes would be limited to the principal amount of the Notes. Even if the SIFMA Rate is constantly less than 72% of 3-Month U.S. Dollar LIBOR over the term of the Notes, or 3-Month U.S. Dollar LIBOR is constantly less than 3.35%, your return on the Notes will not exceed % per annum, payable quarterly.

At times, the SIFMA Rate has been 72% or more of 3-Month U.S. Dollar LIBOR and 3-Month U.S. Dollar LIBOR has been 3.35% or higher. If both of these conditions are met on a Business Day, there would be no accrual of interest on such date. We have no control over a number of matters, including economic, financial and political events, that may affect whether for a given Business Day the SIFMA Rate is equal to or greater than 72% of 3-Month U.S. Dollar LIBOR or whether 3-Month U.S. Dollar LIBOR is 3.35% or higher. In recent years, both of these factors have been variable and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A number of factors can affect the ratio of the SIFMA Rate to 3-Month U.S. Dollar LIBOR

The amount of interest, if any, payable on the Notes will depend, in part, on the number of Business Days on which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR. A number of factors can affect this ratio by causing changes in the relative values of 3-Month U.S. Dollar LIBOR and the SIFMA Rate, including (among others):

•	changes in or perceptions about future marginal tax rates: generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to increase the ratio;

•

changes or uncertainty with respect to the tax-exempt nature of municipal securities: generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to increase the ratio;

•

changes in the tax treatment of comparable securities: changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally; such a development is expected to increase the ratio; and

•

relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt: a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates or other factors negatively impacting pricing of tax-exempt debt could increase the ratio, to the extent that the SIFMA Rate increases relative to 3-Month U.S. Dollar LIBOR as a result of these developments; such other factors include fragmentation in the municipal securities market that can lead to aberrational pricing as well as periods of illiquidity and the possibility of uncertainty with respect to the rights of investors holding these securities.

These and other factors may have a negative impact on the payment of interest on the Notes. In addition, these and other factors may have a negative impact on the price you may receive in connection with a sale of the Notes prior to maturity. See “—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes “ below.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Even if, on each Business Day during the term of the Notes, either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35% and there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The SIFMA Index is produced by Municipal Market Data, which is not affiliated with us, and we cannot assure you as to the quality of their work or whether they will continue to publish the SIFMA Index

The SIFMA Index is produced by a third party source, and although we believe it to be a useful measure of the average weekly rate of tax-exempt variable rate demand obligations, we cannot assure you as to the quality of Municipal Market Data’s work in producing the SIFMA Index, including their weekly reset of VRDO rates and issues. In addition, we cannot assure you that MMD or a successor will continue to produce the SIFMA Index. In the event that the SIFMA Index is no longer published or the Calculation Agent decides that the SIFMA Index no longer satisfies certain qualification criteria, another measure of tax-exempt VRDO rates will be employed in lieu of the SIFMA Index values required to calculate the Accrual Factor. We cannot assure you that rates used in lieu of the SIFMA Rates will be accurate assessments of the average tax-exempt VRDO rates that the SIFMA Index is currently intended to assess.

We believe that the VRDO rate quotations that our remarketing agent affiliate furnishes to MMD account for a significant portion of the VRDO rates that underlie the SIFMA Index. On any given week, our contribution may be as much as the maximum allowable contribution of a single remarketing agent, which is 15% of all VRDO rates in that week’s SIFMA Index. See “The SIFMA Index”. As a result, we believe the rates contributed by our remarketing agent affiliate have a significant impact on the SIFMA Index level, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The SIFMA Rate and 3-Month U.S. Dollar LIBOR are expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the number of Business Days on which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, and future expectations of the number of Business Days on which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%. In general, the value of the Notes will increase when (i) the ratio between the SIFMA Rate and 3-Month U.S. Dollar LIBOR decreases and (ii) when 3-Month U.S. Dollar LIBOR decreases.

Changes in the volatility of the SIFMA Rate and 3-Month U.S. Dollar LIBOR are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the SIFMA Rate and 3-month U.S. Dollar LIBOR increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that the changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the number of Business Days over the term of the Notes on which either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Affiliates of ML&Co. may enter into other transactions with respect to debt issues underlying the SIFMA Index or derivatives involving the same

ML&Co. or its affiliates may buy, sell and remarket VRDO issues that underlie the SIFMA Index for their own account or for their customers or enter into over-the-counter derivatives or similar agreements which may impact the market level for swaps based upon the SIFMA Index or LIBOR. We are a major dealer in the market for swaps between rate payments on tax-exempt and taxable debt. Neither ML&Co. nor any of its affiliates is required to consider the interests of the holders of the Notes in connection with entering into any of these other transactions.

Potential conflicts of interest could arise

MLCS, our subsidiary, is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of the SIFMA Rate and 3-Month U.S. Dollar LIBOR. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on July , 2022. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC, including Euroclear S.A./N.V., as operator of the Euroclear System, will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000, plus any accrued and unpaid interest.

Interest

Interest, if any, will accrue from and including the original date of issuance of the Notes, for the initial interest period, or the most recent Interest Payment Date, to but excluding the day of January, April, July and October of each year, commencing in October 2007, or the maturity date (each an “Interest Payment Date”). For each quarterly interest period beginning on July , 2007 and during each quarterly interest period thereafter, interest will accrue on the Notes at % per annum multiplied by the Accrual Feature.

The “Accrual Feature” will equal the quotient of (a) the number of Business Days (as defined below) during the applicable quarterly interest period in which (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or (ii) 3-Month U.S. Dollar LIBOR is less than 3.35%, over (b) the number of Business Days in that quarter. Thus, the interest rate for any particular quarter will be determined as follows:

(	Rate% ×	(	Accrual Business Days (1)))
Business Days
(1)

An “Accrual Business Day” means any Business Day during an applicable quarterly interest period where either (i) the SIFMA Rate is less than 72% of 3-Month U.S. Dollar LIBOR or

(ii) 3-Month U.S. Dollar LIBOR is less than 3.35%.

“3-Month U.S. Dollar LIBOR” is the 3-Month London Inter-Bank Offer Rate on Reuters page LIBOR01 at or around 11:00 a.m. Central European Time from the Observation Date related to the relevant Business Day.

An “Observation Date” is, for any Business Day, the date 13 weeks prior to that Business Day. If the Observation Date is not a Business Day, then 3-Month U.S. Dollar LIBOR will be determined according to the provisions in this section under the heading “—Determination of 3-Month U.S. Dollar LIBOR” below.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in London or The City of New York are authorized or required by law, regulation or executive order to close.

The “SIFMA Rate” for any given Business Day is the daily weighted average of the weekly SIFMA Index (as defined below) levels as observed over the 13 weeks prior to each Business Day. Such rate is effective on Thursday (unless such day is not a Business Day in New York or London, in which case such rate is effective on the next succeeding New York and London Business Day). The SIFMA Index level is the non-weighted average of the weekly rates of various tax-exempt variable-rate demand obligation (“VRDO”) issues included in the SIFMA Index for that week. The “SIFMA Index” is a seven-day high-grade market index comprised of VRDOs from Municipal Market Data’s database of VRDO issues. Municipal Market Data is a Thomson Financial Services company, which produces the SIFMA IndexTM.

Successors to the SIFMA Index

In the event that the SIFMA Rate is no longer published or the Calculation Agent decides that the SIFMA Index ceases to satisfy the “Qualification Criteria” in effect as of the date hereof, as described herein under “The SIFMA Index”, then the Calculation Agent will select an appropriate alternative index or other measure of tax-exempt VRDO rates for the purposes of determining the SIFMA Rate.

Determination of 3-Month U.S. Dollar LIBOR

Each 3-Month U.S. Dollar LIBOR rate used to calculate the accrual factor for any Business Day shall be determined as follows:

(1) the rate for deposits in U.S. dollars having three-month maturity that appears on Reuters Page LIBOR01 (or any successor service or page), at or around 11:00 a.m., Central European time on the relevant Observation Date;

(2) if no rate appears on the relevant Observation Date on Reuters Page LIBOR01 (or a successor service or page), the rate calculated by the Calculation Agent as the arithmetic mean of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks, which may include affiliates of the Calculation Agent, in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for three-month maturity, to prime banks in the London interbank market at approximately 11:00 a.m., Central European time, on the relevant Observation Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time;

(3) if fewer than two offered quotations referred to in the previous bullet point are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M., in New York City, on the relevant Observation Date by three major banks, which may include affiliates of the Calculation Agent, in New York City selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; and

(4) if the banks selected by the Calculation Agent are not quoting as mentioned in the previous bullet point, 3-Month U.S. Dollar LIBOR as determined by the Calculation Agent in its sole discretion.

Each interest period (other than the initial interest period from and including the original date of issuance of the Notes to but excluding October , 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date, as the case may be.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 365 day year. If an Interest Payment Date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of such delayed payment.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

The SIFMA Rate and 3-Month U.S. Dollar LIBOR

The following graph sets forth the daily ratio of the closing values of the SIFMA Rate and 3-Month U.S. Dollar LIBOR from January 1992 to May 2007. This data is not intended to be indicative of the future performance of the ratio of the SIFMA Rate to 3-Month U.S. Dollar LIBOR or what the value of the Notes may be. Any historical upward or downward trend in the ratio of the SIFMA Rate to 3-Month U.S. Dollar LIBOR during any period set forth below is not an indication that such ratio is more or less likely to increase or decrease in value at any time over the term of the Notes.

The following graph sets forth the historical daily values of 3-Month U.S. Dollar LIBOR from January 1992 to May 2007. This data is not intended to be indicative of the future performance of 3-Month U.S. Dollar LIBOR or what the value of the Notes may be. Any historical upward or downward trend in 3-Month U.S. Dollar LIBOR during any period set forth below is not an indication that such rate is more or less likely to increase or decrease in value at any time over the term of the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE SIFMA INDEX

Information regarding the SIFMA Index is derived from publicly available sources prepared by the Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data. None of ML&Co., MLPF&S or the Calculation Agent has confirmed the accuracy or completeness of such information, and none of ML&Co., MLPF&S or the Calculation Agent makes any representation as to the accuracy or completeness of such information.

The Securities Industry and Financial Markets Association Municipal Swap IndexTM is produced by Municipal Market Data (“MMD”), a Thomson Financial Services company. The SIFMA Index is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues, and its level can be obtained on Bloomberg page MUNIPSA <Index>2. The weekly SIFMA Index level is the non-weighted average of the weekly rates of various VRDO issues included in the SIFMA Index.

The SIFMA Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday. The actual number of issues that make up the SIFMA Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA Index, an issue will be dropped. The qualification criteria for the SIFMA Index (the “Qualification Criteria”) have been established by a subcommittee of SIFMA. Typically, the SIFMA Index has included 650 issues in any given week.

The following are part of calculation methods of the SIFMA Index:

The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

Each participating remarketing agent is limited to no more than 15% of the SIFMA Index by an averaging method.

The following graph shows the weekly SIFMA Index levels from January 1, 1992 until May 31, 2007:

(Source: Thomson Financial Inc.)

[2]	Bloomberg page MUNIPSA <Index> is titled the “BMA Municipal Swap Index”, the predecessor to the SIFMA Index.

The following are the Qualification Criteria, as of the date hereof. In order for an issue to qualify for the SIFMA Index, it must:

•	be a weekly reset, effective on Wednesday (no lag resets considered);

•	NOT be subject to Alternative Minimum Tax;

•	have an outstanding amount of $10 million or more;

•	have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P);

•	pay interest on a monthly basis, calculated on an actual/actual basis;

•	contain only one quote per obligor per remarketing agent; and

•	allow for the eligibility of issues from all states.

License Agreement

Thomson Financial Inc. and MLPF&S have entered into a non-exclusive license agreement with respect to the use by MLPF&S and its affiliates, including ML&Co., of the SIFMA Index, including in connection with the issuance of the Notes. Thomson Financial Inc. is the source and owner of all data relating to the SIFMA Index contained or referenced in this pricing supplement. Thomson Financial Inc. makes no representations or warranties, either express or implied, including without limitation, any implied warranty of merchantability or fitness for a particular use or purpose, with respect to the data relating to the SIFMA Index. Thomson Financial Inc. makes no warranties that the availability of the data will be uninterrupted, timely, complete and accurate or error free.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

Payments of Interest. For the reasons discussed below, payments of interest on a Note generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

The following summary is based upon final Treasury regulations (the “OID Regulations”) released by the Internal Revenue Service (“IRS”) under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter “Variable Notes”) are subject to special rules whereby a Variable Note will qualify as a “variable rate debt instrument” if:

•	its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount, and

•	it provides for stated interest, paid or compounded at least annually, at current values of:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A “current value” of an objective rate is the value of the objective rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day. Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument” under the OID Regulations and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder’s income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a “true” discount (i.e., at a price below the Variable Note’s stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $1,000 per unit of the Notes, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. In the case of a Variable Note that provides for a single objective rate, the specific amount of qualified stated interest that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the objective rate is a fixed rate equal to a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Sale or Exchange or Retirement of the Notes. Generally, the sale, exchange or retirement of a Note will result in taxable gain or loss to a U.S. Holder. The amount of any such gain or loss will be equal to the difference, if any, between (a) the amount realized by the U.S. Holder on that sale, exchange or retirement and (b) the U.S. Holder’s adjusted tax basis in the Note, except to the extent that any such gain or loss is attributable to accrued but unpaid interest, which will be taxable as such. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the U.S. Holder’s original purchase price paid for the Note. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder as a capital asset for more than one year as of the date of the sale, exchange or retirement. The deductibility of capital losses is subject to certain limitations.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

3-Month U.S. Dollar LIBOR	PS-4
Accrual Business Day	PS-3
Accrual Feature	PS-3
Business Day	PS-4
Calculation Agent	PS-5
Code	PS-16
Interest Payment Dates	PS-3
MD	PS-14
Notes	PS-3
Observation Date	PS-4
OID Regulations	PS-16
Pricing Date	PS-3
Qualification Criteria	PS-14
SIFMA Index	PS-11
SIFMA Rate	PS-1, PS-4
Variable Notes	PS-16
VRDO	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Dual Range Notes

Linked to the SIFMA Rate/3-Month U.S. Dollar LIBOR

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

July     , 2007